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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
            or Section 30(f) of the Investment Company Act of 1940


/ / Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1. Name and Address of Reporting Person

   Knafel   Sidney R.
   (Last)  (First)  (Middle)

 c/o Insight Communications Company, Inc.
 126 East 56th Street
   (Street)


 New York  NY    10022
   (City)  (State)  (Zip)


2. Issuer Name and Ticker or Trading Symbol

 Insight Communications Company, Inc. (ICCI)

3. IRS or Social Security Number of Reporting Person (Voluntary)



4. Statement for Month/Year

 July, 1999

5. If Amendment, Date of Original (Month/Year)



6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   /X/ Director                            / / 10% Owner
   /X/ Officer (give title below)          / / Other (specify below)

         Chairman of the Board
         ---------------------

7. Individual or Joint/Group Reporting (Check Applicable Line)

   Individual


                         Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

                                                                                         5. Amount
                                                                                            of Secu-
                                                                                            rities
                                                          4. Securities Acquired (A)        Bene-     6. Ownership
                               2. Trans-   3. Trans-         or Disposed of (D)             ficially     Form:
                                  action      action         (Instr. 3, 4 and 5)            Owned        Direct      7. Nature of
                                  Date        Code        -----------------------------     at End       (D) or         Indirect
                                  (Month/     (Instr. 8)                (A)                 of Month     Indirect       Beneficial
1. Title of Security              Day/     -------------     Amount     or     Price        (Instr.      (I)            Ownership
   (Instr. 3)                     Year)     Code     V                  (D)                 3 and 4)     (Instr. 4)     (Instr. 4)
-----------------------------  ----------  ------  -----  ------------  ---  ----------  -----------  -------------  ---------------




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

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
                            Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                      (e.g., puts, calls, warrants, options, convertible securities)

                                          2. Conver-                              5. Number of Deriv-         6. Date Exercisable
                                             sion or   3. Trans-                     ative Securities            and Expiration Date
                                             Exercise     action   4. Transac-       Acquired (A) or             (Month/Day/Year)
                                             Price of     Date        tion Code      Disposed of (D)          ----------------------
                                             Deriv-       (Month/     (Instr. 8)     (Instr. 3, 4, and 5)     Date
1. Title of Derivative Security              ative        Day/     -------------  --------------------------  Exercis-    Expiration
   (Instr. 3)                                Security     Year)     Code     V        (A)           (D)       able        Date
----------------------------------------  -----------  ----------  ------  -----  ------------  ------------  ----------  ----------


Class B Common Stock                         None       7/26/99    J(1)            3,471,477                   Immed.      None

Class B Common Stock                         None       7/26/99    J(1)              425,955                   Immed.      None

Employee Stock Option                        $24.50     7/21/99     A       V        542,095                   (4)         7/20/09
(Right to Buy)(3)

Employee Stock Option                        $26.95     7/21/99     A       V         20,405                   (5)         7/20/04
(Right to Buy)(3)



                                                                                      9. Number of   10. Ownership
                                                                                         Derivative      Form of
                                                                                         Securities      Derivative
                             7. Title and Amount of Underlying                           Benefi-         Security:
                                Securities (Instr. 3 and 4)                              cially          Direct      11. Nature of
                             ----------------------------------------  8. Price of       Owned at        (D) or          Indirect
                                                           Amount or      Derivative     End of          Indirect        Beneficial
1. Title of Derivative                  Title              Number of      Security       Month           (I)             Ownership
   Security (Instr. 3)                                      Shares        (Instr. 5)     (Instr. 4)      (Instr. 4)      (Instr. 4)
---------------------------  ---------------------------  -----------  -------------  -------------  --------------  ---------------



Class B Common Stock           Class A Common              3,471,477    (1)            3,471,477        I             By ICI
                                Stock (2)                                                                            Communications,
                                                                                                                        Inc.

Class B Common Stock           Class A Common                425,955    (1)              425,955        I             By Estate
                                Stock (2)

Employee Stock Option          Class B Common                542,095                     542,095        D
(Right to Buy)(3)               Stock

Employee Stock Option          Class B Common                 20,405                      20,405        D
(Right to Buy)(3)               Stock



Explanation of Responses:


(1) The Reporting Person acquired Class B Common Stock immediately prior to the consummation of the Issuer's initial public offering in respect of a partnership based upon a price per share of $24.50.
(2) Each share of Class B Common Stock is convertible into one share of Class A Common Stock upon the occurence of certain events that are specified in the Issuer's Restated Certificate of Incorporation.
(3) Each line represents options relating to a single option grant.
(4) The option vests in five equal installments commencing July 21, 2000.
(5) The option vests in five equal installments commencing July 21, 2000.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                 /s/ Sidney R. Knafel         August 10, 1999
                              -----------------------------   ---------------
                              Signature of Reporting Person       Date

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Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently
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